UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SHOE CARNIVAL, INC.

Common Stock, $0.01 par value

824889109

December 31, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

NOTE:The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  824889109

1.  Names of Reporting Persons.

	FIRST DALLAS HOLDINGS, INC.

2.  Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

        Texas

5. Sole Voting Power:  0

6. Shared Voting Power: 1,231,907

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,301,453

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,301,453

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 6.4%

12. Type of Reporting Person:  HC



CUSIP No. 824889109

1. Names of Reporting Persons.

	CRAIG D. HODGES

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	MR. HODGES IS A UNITED STATES CITIZEN

5. Sole Voting Power:  0

6. Shared Voting Power: 1,231,907

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,301,453

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,301,453

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 6.4%

12. Type of Reporting Person (See Instructions):  IN



CUSIP No. 824889109

1. Names of Reporting Persons.

	First Dallas Securities, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  14,600

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  14,600

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  <0.1%

12. Type of Reporting Person (See Instructions):  IA, BD


CUSIP No. 824889109

1. Names of Reporting Persons.

	Hodges Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  1,228,907

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,283,853

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,283,853

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 6.3%

12. Type of Reporting Person (See Instructions):  IA


CUSIP No.  824889109

1. Names of Reporting Persons.

	Hodges Small Cap Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  1,205,907

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 1,205,907

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,205,907

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 5.9%

12. Type of Reporting Person :  IV

CUSIP No.  824889109

1. Names of Reporting Persons.

	Hodges Small Intrinsic Value Fund, A Series of professionally

	Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  23,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 23,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  23,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): <0.1%

12. Type of Reporting Person :  IV

Item 1.

(a) Name of Issuer:
	SHOE CARNIVAL, INC.

(b) Address of Issuer's Principal Executive Offices:
	7500 East Columbia Street
	Evansville, IN, 47715

Item 2.

(a) Name of Person Filing:

	First Dallas Holdings, Inc.("FDHI")
	Craig D. Hodges
	First Dallas Securities, Inc.("FDSI")
	Hodges Capital Management, Inc.("HCM")
	Hodges Small Cap Fund
	Hodges Small Intrinsic Value Fund

(b) Address of Principal Business Office or, if none, Residence:
	2905 Maple Ave.
	Dallas, Texas 75201

(b) Citizenship:
	First Dallas Holdings, Inc. is a Texas corporation.
	Craig D. Hodges is a citizen of the United States.
	First Dallas Securities, Inc. is a Texas corporation.
	Hodges Capital Management is a Texas corporation.
	Hodges Small Intrinsic Values Fund is a series of a
		Massachusetts business trust.
	Hodges Small Cap Fund is a series of a Massachusetts business trust.

(d) Title of Class of Securities:
	Common Stock, Par Value $0.01

(e) CUSIP Number:
	824889109

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(g)  X A parent holding company or control person in accordance with
			S 240.13d-1(b)(1)(ii)(G).


Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

	First Dallas Holdings, Inc.	1,301,453
	Craig D. Hodges			1,301,453
	First Dallas Securities, Inc.	14,600
	Hodges Capital Management, Inc.	1,283,853
	Hodges Small Cap Fund		1,205,907
	Hodges Small Intrnsc Val Fund	23,000

(b) Percent of class:

	First Dallas Holdings, Inc.	6.4%
	Craig D. Hodges			6.4%
	First Dallas Securities, Inc.	<0.1%
	Hodges Capital Management, Inc.	6.3%
	Hodges Small Cap Fund		5.9%
	Hodges Small Intrnsc Val Fund	<0.1%

The calculation of the percentage of beneficial ownership of the Company's common stock is based upon 20,519,502 shares outstanding on December 3, 2014, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended November 1, 2014.

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	First Dallas Holdings, Inc	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Small Cap Fund		0
	Hodges Small Intrnsc Val Fund	0

	(ii) Shared power to vote or to direct the vote:

	First Dallas Holdings, Inc.	1,231,907
	Craig D. Hodges			1,231,907
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	1,228,907
	Hodges Small Cap Fund		1,205,907
	Hodges Small Intrnsc Val Fund	23,000

	(iii) Sole power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc.	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Small Cap Fund		0
	Hodges Small Intrnsc Val Fund

	(iv) Shared power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc.	1,301,453
	Craig D. Hodges			1,301,453
	First Dallas Securities, Inc.	14,600
	Hodges Capital Management, Inc.	1,283,853
	Hodges Small Cap Fund		1,205,907
	Hodges Small Intrnsc Val Fund	23,000

The reported shares are shares of common stock of the Issuer, par value $0.01.

All 1,301,453 of the reported shares collectively, the ("reported Shares") may be deemed as beneficially owned by FDHI, which is the owner of FDSI and HCM, and Craig D. Hodges, who is the controlling shareholder of FDHI.

	14,600 of the Reported Shares are held in seperate accounts managed by FDSI, each of which, individually, owns less than 1% of the common stock of the Issuer(each a "Separate Account"). FDSI is a registered broker-dealer and an investment adviser registered with the SEC. 54,946 of the Reported Shares are held in Separate Accounts managed by HCM, which is also an investment adviser registered with the SEC.

	1,205,907 of the Reported Shares are held by the Hodges Small Cap Fund, a series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940.
	23,000 of the Reported Shares are held by the Hodges Small Intrinsic Value Fund, a series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940. The investment adviser to both of these funds is HCM, which may be deemed to be a beneficial owner of the funds' Reported Shares.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company or Control Person

First Dallas Securities, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)

Hodges Capital Management, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)


Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1:
	Joint Filing Agreement dated February 11, 2011, among FDHI, Craig D. Hodges, FDSI, HCM, Hodges Small Cap Fund, and Hodges Small Intrinsic Value Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015


	Craig D. Hodges
	Chairman